UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,872,443
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,872,443
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,872,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		746,496
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

746,496
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		746,496
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

746,496
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,399,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,399,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,399,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		652,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

652,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		652,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

652,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,336,220
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,336,220
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,013,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,013,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,013,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,013,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

DEBORAH S. CONRAD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,082
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JOHN R. MCCORMACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

XAVIER D. WILLIAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 10316T104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 6,872,443 Shares beneficially owned by Starboard V&O Fund is approximately $111,075,197, excluding brokerage commissions. The aggregate purchase price of the 1,275,334 Shares beneficially owned by Starboard S LLC is approximately $20,764,724, excluding brokerage commissions. The aggregate purchase price of the 746,496 Shares beneficially owned by Starboard C LP is approximately $12,174,307, excluding brokerage commissions. The aggregate purchase price of the 652,637 Shares beneficially owned by Starboard L Master is approximately $10,559,381, excluding brokerage commissions. The aggregate purchase price of the 1,336,220 Shares beneficially owned by Starboard X Master is approximately $24,972,635, excluding brokerage commissions. The aggregate purchase price of the 2,130,533 Shares held in the Starboard Value LP Account is approximately $37,361,429, excluding brokerage commissions.

The Shares purchased by Ms. Conrad were purchased with personal funds in the open market. The aggregate purchase price of the 1,082 Shares beneficially owned by Ms. Conrad is $25,177, including brokerage commissions.

The Shares purchased by Mr. McCormack were purchased with personal funds in the open market. The aggregate purchase price of the 1,150 Shares beneficially owned by Mr. McCormack is $25,128, excluding brokerage commissions.

The Shares purchased by Mr. Williams were purchased with personal funds in the open market. The aggregate purchase price of the 1,100 Shares beneficially owned by Mr. Williams is $25,564, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 10, 2021, outside counsel for Starboard Value LP (together with its affiliates, “Starboard”) delivered a letter (the “Response Letter”) to outside counsel for the Issuer responding to outside counsel’s letter on behalf of the Issuer, dated June 3, 2021 (the “June 3 Letter”), regarding Starboard’s books and records request, dated May 20, 2021, pursuant to Section 220 of the Delaware General Corporation Law (the “Books and Records Request”). Unless otherwise defined, capitalized terms used herein have the same meaning as in the Books and Record Request, which was filed as an exhibit to Amendment No. 6 to the Schedule 13D.

19

CUSIP No. 10316T104

In the Response Letter, Starboard counsel states that it vigorously disagrees with counsel for the Issuer’s contentions that the Books and Records Request is deficient and purportedly does not establish a credible basis to infer any corporate wrongdoing. The Response Letter reiterates Starboard’s position that the seven purposes outlined in the Books and Records Request, including to investigate potential wrongdoing and breaches of fiduciary duties by members of the Board in connection with the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender, and the Issuer’s decision to extend the nomination deadline for the 2021 Annual Meeting, are not only proper under Delaware law (a fact which the June 3 Letter does not dispute), but that such purposes are directly aligned with the interests of the Issuer’s stockholders.

Starboard counsel further states that there are, at a minimum, legitimate issues of wrongdoing related to the Board’s decision to enter into the Investment Agreement and Series A Financing with the KKR Investors and to pair the Series A Financing with the Dutch Self-Tender at a time when the Issuer had ample cash on its balance sheet and projected approximately $170 million of free cash flow in fiscal year 2022. In addition, Starboard counsel states that the Books and Records Request clearly explains that Starboard seeks to investigate whether these transactions had a legitimate basis, because they appear to have been designed as an entrenchment mechanism to “buy the vote” ahead of a potential election contest with Starboard.

The Response Letter expresses Starboard’s willingness, in furtherance of the constructive approach Starboard has taken over the past two years, to nonetheless accept a narrowed set of documents from the Issuer, while reserving Starboard’s rights thereunder pending its review of the documents produced by the Issuer. The full text of the Response Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 162,789,262 Shares outstanding, as of May 28, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on June 10, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 6,872,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,872,443
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
B.	Starboard S LLC
(a)	As of the close of business on June 10, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,275,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,334
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on June 10, 2021, Starboard C LP beneficially owned 746,496 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 1,399,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,133
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
F.	Starboard L Master
(a)	As of the close of business on June 10, 2021, Starboard L Master beneficially owned 652,637 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
H.	Starboard X Master
(a)	As of the close of business on June 10, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,336,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,220
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard X Master has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
I.	Starboard Value LP
(a)	As of the close of business on June 10, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

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(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,013,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,013,663

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
N.	Ms. Conrad
(a)	As of the close of business on June 10, 2021, Ms. Conrad beneficially owned 1,082 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 1,082 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,082 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Conrad has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
O.	Mr. McCormack
(a)	As of the close of business on June 10, 2021, Mr. McCormack beneficially owned 1,150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,150 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,150 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCormack has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
P.	Mr. Williams
(a)	As of the close of business on June 10, 2021, Mr. Williams beneficially owned 1,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,100 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,100 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Williams since the filing of Amendment No. 6 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

As of the close of business on June 10, 2021, the Reporting Persons collectively beneficially owned an aggregate of 13,016,995 Shares constituting approximately 8.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Response Letter, dated June 10, 2021.
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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Xavier D. Williams

Purchase of Class A Common Stock	1,100	23.2400	05/24/2021